# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KINGSWAY FINANCIAL SERVICES INC, CIK 0001072627
CUSIP: 496904202
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 10 S. Riverside Plaza, Suite 1520, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 12/17/2025
Filed by CIK 0001726497
Persons authorized to receive notices and communications: Joshua S. Horowitz, c/o Palm Management (US) LLC, 19 West Elm Street, Greenwich, Connecticut (CT), 06830, 203-302-7000; Jurgita Ashley, Thompson Hine LLP, 3900 Key Center, 127 Public Square, Cleveland, Ohio (OH), 44114, 216-566-5500

## Reporting persons
- Palm Management (US) LLC (CIK 0001726497): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 367,500; sole dispositive power 0; shared dispositive power 404,342.4; aggregate amount beneficially owned 404,342.4 (1.4% of the class)
  Comment: Number of shares beneficially owned by Palm Management (US) LLC with shared dispositive power includes 36,842.4 shares of Common Stock that may be acquired upon the conversion of Class D Preferred Stock, par value $0.01 per share (the "Preferred Stock"), held by Palm Global. The Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $9.50 per share (or 2.6316 shares of Common Stock for each share of Preferred Stock), subject to customary adjustments, at the option of the holder.
- Palm Global Small Cap Master Fund LP (CIK 0001726444): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 367,500; sole dispositive power 0; shared dispositive power 404,342.4; aggregate amount beneficially owned 404,342.4 (1.4% of the class)
  Comment: Number of shares beneficially owned by Palm Global with shared dispositive power includes 36,842.4 shares of Common Stock that may be acquired upon the conversion of Preferred Stock. The Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $9.50 per share (or 2.6316 shares of Common Stock for each share of Preferred Stock), subject to customary adjustments, at the option of the holder.
- Bradley C. Palmer (CIK 0001726523): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 367,500; sole dispositive power 0; shared dispositive power 404,342.4; aggregate amount beneficially owned 404,342.4 (1.4% of the class)
  Comment: Number of shares beneficially owned by Mr. Palmer with shared dispositive power includes 36,842.4 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held by Palm Global. The Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $9.50 per share (or 2.6316 shares of Common Stock for each share of Preferred Stock), subject to customary adjustments, at the option of the holder.
- Joshua S. Horowitz (CIK 0001612424): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 32,500; shared voting power 367,500; sole dispositive power 32,500; shared dispositive power 404,342.4; aggregate amount beneficially owned 436,842.4 (1.5% of the class)
  Comment: Number of shares beneficially owned by Mr. Horowitz with shared dispositive power includes 36,842.4 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held by Palm Global. The Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $9.50 per share (or 2.6316 shares of Common Stock for each share of Preferred Stock), subject to customary adjustments, at the option of the holder.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: KINGSWAY FINANCIAL SERVICES INC
Address of issuer's principal executive offices: 10 S. Riverside Plaza, Suite 1520, Chicago, Illinois (IL), 60606
Comment: This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 1") amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on April 2, 2025 (as amended, the "Schedule 13D" or this "Statement"). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The total cost for acquiring the shares of Common Stock upon the exercise of outstanding options, as described in Item 4, was $2,083,125 for Palm Global and $185,625 for Mr. Horowitz. The source of funds for Palm Global was working capital, and the source of funds for Mr. Horowitz was personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 31, 2025, certain purchasers, including Palm Global and Mr. Horowitz, entered into option agreements with Stilwell Value LLC, an affiliate of Mr. Stilwell, to acquire an aggregate of 1,750,000 additional shares of Common Stock, at an exercise price of $8.25 per share, which options were exercisable by each investor (and Palm Global and Mr. Horowitz together) in whole, and not in part, on December 29, 2025 and were set to expire at 5:00 p.m. Eastern Time on December 29, 2025. On December 17, 2025, certain purchasers, including Palm Global and Mr. Horowitz, amended the option agreements to allow for the early exercise of the options. Following the amendment, on December 17, 2025 Palm Global exercised its options and purchased 252,500 shares of Common Stock and Mr. Horowitz exercised his options and purchased 22,500 shares of Common Stock. A copy of the amendment to the option agreement entered into by Palm Global and Mr. Horowitz is attached hereto as Exhibit 99.1.

On May 8, 2025, Palm Global entered into a subscription agreement with the Company (the "Class D Subscription Agreement") for the purchase of shares of the Company's Preferred Stock. The shares of the Preferred Stock have a stated value of $25 per share and are convertible into shares of Common Stock at an initial conversion price of $9.50 per share (or 2.6316 shares of Common Stock for each share of Preferred Stock), subject to customary adjustments, at the option of the holder. For additional terms of the Preferred Stock and the Class D Subscription Agreement, see the form of the Class D Subscription Agreement and the Certificate of Designations of Preferred Stock, filed as Exhibit 99.2 and 99.3, respectively, to this Amendment No. 1.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, or as may be proposed by Mr. Horowitz in his capacity as a director of the Company or by the Company's board of directors with his participation. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position, the price levels of the securities of the Company, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate and to the extent permitted by law, including, without limitation, engaging in communications with management and/or the board of directors of the Company and their advisors, engaging in discussions with stockholders of the Company and others about the Company and the Reporting Persons' investment, making proposals to the Company concerning changes to the capitalization, the ownership structure, the structure, composition and skill sets of the board of directors and senior management or the operations of the Company, purchasing additional securities of the Company, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic or beneficial exposure with respect to their investment in the Company, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Company, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own in the aggregate 436,842.4 shares of Common Stock, which represents approximately 1.5% of the Company's outstanding shares of Common Stock. Palm Global directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Horowitz directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly holds any of the shares of Common Stock disclosed in this Statement.

The Reporting Persons' holdings include 36,842.4 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held by Palm Global. The Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $9.50 per share (or 2.6316 shares of Common Stock for each share of Preferred Stock), subject to customary adjustments, at the option of the holder.

Palm Management (US) LLC, as the investment manager of Palm Global, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Due to their positions with Palm Management (US) LLC and Palm Global, each of Mr. Palmer and Mr. Horowitz may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Palm Management (US) LLC, Mr. Palmer and Mr. Horowitz expressly disclaim such beneficial ownership except to the extent of their pecuniary interest therein.

Each percentage ownership of Common Stock set forth in this Statement is based on 28,956,152 shares of Common Stock reported by the Company as outstanding on November 6, 2025 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Palm Global beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Palm Management (US) LLC, as the investment manager of Palm Global, has the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global. Due to their positions with Palm Management (US) LLC and Palm Global, each of Mr. Palmer and Mr. Horowitz may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global.

Mr. Horowitz has the sole power to direct the voting and disposition of the shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Amendment No. 1 to Option Agreement, dated December 17, 2025, by and between Stilwell Value LLC, Stilwell Activist Fund, L.P., and Stilwell Activist Investments, L.P. as sellers, and Palm Global Small Cap Master Fund LP and Joshua S. Horowitz, as buyers.

Exhibit 99.2 - Form of Subscription Agreement (incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2025).

Exhibit 99.3 - Class D Certificate of Designations (incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2025).

## Signatures
- Palm Management (US) LLC: /s/ Joshua S. Horowitz, Joshua S. Horowitz, Director (12/18/2025)
- Palm Global Small Cap Master Fund LP: /s/ Joshua S. Horowitz, Joshua S. Horowitz, Director of Palm Management (US) LLC, the investment manager of Palm Global Small Cap Master Fund LP (12/18/2025)
- Bradley C. Palmer: /s/ Bradley C. Palmer, Bradley C. Palmer (12/18/2025)
- Joshua S. Horowitz: /s/ Joshua S. Horowitz, Joshua S. Horowitz (12/18/2025)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named on the signature page of this filing agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.